SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
First BancTrust Corporation
(Name of the Issuer)
First BancTrust Corporation
FBT Merger Co.
(Name of Person(s) Filing Statement)
Common Stock
(Title of Class of Securities)
31868F 10 2
(CUSIP Number of Class of Securities)

Terry J. Howard	Copy to:
President and Chief Executive Officer	Timothy E. Kraepel
First BancTrust Corporation	Howard & Howard Attorneys, P.C.
101 South Central Avenue	39400 Woodward Avenue, Suite 101
Paris, Illinois 61944	Bloomfield Hills, MI 48304-5151
(217) 465-6381	(248) 645-1483
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$305,569	$12.01

*	For purposes of calculating the fee only. This amount assumes the acquisition of 27,779 shares of common stock of the subject company acquired in the merger for $11.00 per share in cash (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000393 of the Total Consideration.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12.01	Filing Party: FIRST BANCTRUST CORPORATION

Form or Registration No.: SCHEDULE 14A	Date Filed: JUNE 9, 2008

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER.”
Item 2.	Subject Company Information

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES—General, —Stock Repurchases by First BancTrust, —Recent Affiliate Transactions in First BancTrust Stock; —Market for Common Stock and Dividend Information; and —Dividend Policy” and “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Number of Shares Outstanding.”
Item 3.	Identity and Background of Filing Person

The filing persons are First BancTrust Corporation and FBT Merger Co. The subject company is First BancTrust Corporation. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES—General,” “—FBT Merger Co.,” “—Directors and Executive Officers of First BancTrust” and “—Voting Securities and Principal Holders Thereof.”
Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SUMMARY TERM SHEET,” “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Requirements for Stockholder Approval,” “SPECIAL FACTORS—Purposes of and Reasons for the Merger Proposal, —Structure of the Merger, —Recommendation of our Board of Directors, — Financial Fairness, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, —Dissenters’ Rights, and —Material U.S. Federal Income Tax Consequences of the Merger,” and “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES—Market for Common Stock and Dividend Information.”
Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES—Recent Affiliate Transactions in First BancTrust Stock and — Stock Repurchases by First BancTrust”; “SPECIAL FACTORS—Recommendation of our Board of Directors; — Financial Fairness, — Interests of Certain Persons in the Merger, and — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders.”
Item 6.	Purposes of the Transaction and Plans or Proposals

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Structure of the Merger, — Purposes of and Reasons for the Merger Proposal, —Purposes and Reasons of FBT Merger Co. for the Merger Proposal,, — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, — Operations of First BancTrust and the Bank Following the Merger; — Financing of the Merger; — Termination of Securities Exchange Act Registration; and, — Conversion and Exchange of Stock Certificates,” and “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES —Directors and Executive Officers of First BancTrust, — Market for Common Stock and Dividend Information; and — Dividend Policy.”

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Purposes of and Reasons for the Merger Proposal, —Background of Merger Proposal —Recommendation of our Board of Directors, — Purposes and Reasons for FBT Merger Co. for the Merger Proposal, — Interests of Certain Persons in the Merger, — Pro Forma Effect of the Merger, — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, — Operations of First BancTrust and the Bank Following the Merger, and — Material U.S. Federal Income Tax Consequences of the Merger,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”
Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Background of the Merger Proposal; — Recommendation of our Board of Directors; — Financial Fairness; and — Position of FBT Merger Co. as to the Fairness of the Merger.”
Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Financial Fairness, — Determination of the Terms of the Merger”; “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”; and Appendix B—Fairness Opinion.
Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS — Financing of the Merger; and, — Source of Funds and Expenses.”
Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FIRST BANCTRUST AND ITS AFFILIATES—Voting Securities and Principal Holders Thereof, —Recent Affiliate Transactions in First BancTrust Stock, and —Stock Repurchases by First BancTrust.”
Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of our Board of Directors; — Financial Fairness; and — Position of FBT Merger Co. as to the Fairness of the Merger” and “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS.”
Item 13.	Financial Statements

(a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from First BancTrust Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. The information in the proxy statement referred to in “DOCUMENTS INCORPORATED BY REFERENCE” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

Information concerning First BancTrust Corporation’s pro forma book value and earnings to fixed charges is set forth in the proxy statement under “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and is incorporated herein by reference.

(b) The information set forth in the proxy statement under “SPECIAL FACTORS — Pro Forma Effect of the Merger” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” is incorporated herein by reference.

(c) The information set forth in the proxy statement under “SELECTED HISTORICAL FINANCIAL DATA” and “SPECIAL FACTORS — Pro Forma Effect of the Merger” is incorporated herein by reference.
Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Solicitation of Proxies.”
Item 15.	Additional Information

Portions of the Preliminary Proxy Statement included as Exhibit 1 hereto which are not otherwise specifically incorporated by reference under Items 1 — 14 of this Schedule 13E-3 are hereby incorporated herein by this reference.
Item 16.	Exhibits

1. Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Stockholders and related cover letter, filed with the Securities and Exchange Commission on June 9, 2008, including Appendix A—Agreement and Plan of Merger, Appendix B — Amendment to Certificate of Incorporation, Appendix C — Fairness Opinion and Appendix D — Dissenters’ Rights.

2. Valuation Report of Howe Barnes.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2008	FIRST BANCTRUST CORPORATION
	By:	/s/Terry J. Howard
Terry J. Howard
President and Chief Executive Officer

FBT MERGER CO.
	By:	/s/Terry J. Howard
Terry J. Howard
President

EXHIBIT INDEX
1. Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Stockholders and related cover letter, filed with the Securities and Exchange Commission on June 9, 2008, including Appendix A—Agreement and Plan of Merger, Appendix B — Amendment to Certificate of Incorporation, Appendix C — Fairness Opinion and Appendix D — Dissenters’ Rights. (Incorporated by reference from Preliminary Schedule 14A filed on June 9, 2008.)
2. Valuation Report of Howe Barnes.